January 14, 2014

Filed pursuant to Rule 433

Registration No: 333-191692

Term Sheet

This term sheet supplements the information set forth under “Description of the Preferred Stock” in the Prospectus Supplement, subject to completion, dated January 14, 2014 to the Prospectus dated October 11, 2013.

Issuer:	JPMorgan Chase & Co.

Security:	Depositary Shares, each representing a one-tenth interest in a share of JPMorgan Chase & Co. Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series S

Expected Security Ratings*:	Ba1 (Moody’s) / BBB (S&P) / BBB- (Fitch)

Size:	2,000,000 Depositary Shares

Liquidation Preference:	$10,000 per share of Preferred Stock (equivalent to $1,000 per Depositary Share)

Maturity:	Perpetual

Day Count:	From January 22, 2014 to, but excluding, February 1, 2024, 30/360, and from and including February 1, 2024, Actual/360

Trade Date:	January 14, 2014

Settlement Date:	January 22, 2014 (T+5)

Dividend Rate (Non-Cumulative):	From January 22, 2014 to, but excluding, February 1, 2024, 6.750%, and from and including February 1, 2024, Three-Month LIBOR plus 378 basis points

Dividend Payment Dates:	Beginning August 1, 2014, each February 1 and August 1 until February 1, 2024, and thereafter, each February 1, May 1, August 1, and November 1, in each case if declared by the Issuer’s board of directors or duly authorized board committee.

Optional Redemption:	On any Dividend Payment Date on or after February 1, 2024, in whole or from time to time in part, or at any time following notice given within 90 days after a “capital treatment event” (subject to limitations described in the prospectus supplement dated January 14, 2014) in whole but not in part, at a redemption price equal to $10,000 per share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends, without accumulation of undeclared dividends.

Public Offering Price:	$1,000 per Depositary Share

Net Proceeds (Before Expenses) to Issuer:	$1,975,000,000

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:	ABN AMRO Securities (USA) LLC
BNY Mellon Capital Markets, LLC
Capital One Southcoast, Inc.
Comerica Securities, Inc.
Credit Agricole Securities (USA) Inc.
ING Financial Markets LLC
KBC Securities USA, Inc.
Natixis Securities Americas LLC
RBS Securities Inc.
Regions Securities LLC
Santander Investment Securities Inc.
SG Americas Securities, LLC
SunTrust Robinson Humphrey, Inc.
Castleoak Securities, L.P.
Lebenthal & Co., LLC
Ramirez & Co., Inc.
The Williams Capital Group, L.P.

CUSIP/ISIN for the Depositary Shares:	46625H JQ4 / US46625HJQ48

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Settlement Period: The closing will occur on January 22, 2014 which will be more than three U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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